                                                                      EXHIBIT 47

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                     INTEROIL'S LARGEST SHIPMENT OF REFINERY
                            EQUIPMENT LEAVES HOUSTON

JUNE 13, 2003 - HOUSTON, TX - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with operations in Papua New Guinea announced today that the largest shipment of refinery equipment departed from Houston, on June 13, 2003. This shipment consists of heat exchangers and processing equipment for the crude distillation unit. It is anticipated that this shipment will arrive in Papua New Guinea on or around July 15, 2003. Work on the construction jetty at the refinery has been completed and was utilized recently for off-loading equipment from the second major shipment that left Houston in early May.

         Phil Mulacek, CEO of InterOil said, "The refinery is now in peak construction mode as we continue to work towards mechanical completion. Last minute modifications requested by the contractor have delayed the inclusion of the refinery main column in this shipment, and as a result we are working closely with the contractor to finalize the work to get the last shipment out in July. The modifications requested by the contractor will extend Mechanical Completion into the first quarter, 2004. The refinery will underpin new oil and gas exploration in PNG as displayed by InterOil's recent multi well drilling program currently in progress. For recent construction progress, please visit our web site at http://www.interoil.com/pictures.asp.

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts valued by InterOil at approximately US$1.4 billion with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced the largest exploration program by a single company in Papua New Guinea history.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

NORTH AMERICA                                                                                AUSTRALASIA
-------------                                                                                -----------
Gary M Duvall                                    Lisa Elliott                                Anesti Dermedgoglou
V.P., Corporate Development                      V.P., IR Counsel                            V.P., Investor Relations
InterOil Corporation                             DRG&E                                       InterOil Corporation
gary.duvall@interoil.com                         lelliott@drg-e.com                          anesti@interoil.com
Houston, TX USA                                  Houston, TX USA                             Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +1 713 529 6600                      Phone: +617 4046 4600